Filed Pursuant to Rule 433

Dated October 15, 2007

Registration Statement No. 333-139431

McDONALD’S CORPORATION

$850 Million 6.300% Medium-Term Notes, Series I, Due 2037

Summary of Terms

Issuer:	McDonald’s Corporation
Ratings:	A3 / A / A (Moody’s / Standard & Poor’s / Fitch)
Trade Date:	October 15, 2007
Settlement Date:	October 18, 2007
Maturity Date:	October 15, 2037
Security Description:	SEC-Registered Senior Unsecured Fixed Rate Medium-Term Notes, Series I
Total Principal Amount:	$850,000,000
Coupon:	6.300%
Issue Price:	99.760% of principal amount
Gross Spread:	0.750%
Price to Issuer:	99.010%
Yield to Maturity:	6.318%
Spread to Benchmark Treasury:	T + 140 basis points
Benchmark Treasury:	4.750% 30-year bond due February 15, 2037
Benchmark Treasury Yield:	4.918%
Coupon Payments:	Pays Semi-Annually on the 15th day of April and October, beginning April 15, 2008
Day Count:	30 / 360
Redemption Provision:	Callable at any time at a make-whole price of the greater of (a) 100% of the principal amount, or (b) discounted present value at Treasury Rate plus 25 basis points
Joint Bookrunners:	Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
CUSIP:	58013MEC4

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer or any agent participating in the offering will arrange to send you the prospectus if you request it by calling McDonald’s Corporation toll-free at 1-800-228-9623; Citigroup Global Markets Inc. toll-free at 1-877-858-5407; or Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649.